UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AbCellera Biologics Inc.
(Name of Issuer)

Common shares, no par value per share
(Title of Class of Securities)

00288U 10 6
(CUSIP Number)

David Wheelock General Counsel Thiel Capital LLC 9200 Sunset Boulevard, Suite 1110 West Hollywood, CA 90069 323-990-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
Peter Thiel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
10,179,880
	8	SHARED VOTING POWER
4,180,547
	9	SOLE DISPOSITIVE POWER
10,179,880
	10	SHARED DISPOSITIVE POWER
4,180,547

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,360,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99%(1)
14	TYPE OF REPORTING PERSON
IN

(1)	See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
ABE Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
10,179,880
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,179,880
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,179,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.54%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
The Founders Fund VII Principals Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
401,050
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
401,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
401,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.14%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
The Founders Fund VII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,343,240
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,343,240

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,343,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.16%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
The Founders Fund VII Entrepreneurs Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
29,240
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
29,240

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
The Founders Fund VII Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,773,530
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,773,530

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,773,530
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.31%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
The Founders Fund Growth, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
382,357
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
382,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
382,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.13%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
The Founders Fund Growth Principals Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
24,660
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
24,660

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
The Founders Fund Growth Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
407,017
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
407,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
407,017
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.14%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	See Item 5.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the statement on Schedule 13D relating to the common shares, no par value per share (“Common Shares”), of AbCellera Biologics Inc., a British Columbia corporation, as filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2020 (the “Prior Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. This Amendment No. 1 is being filed to report that, as of the date hereof, by virtue of the issuance of additional Common Shares by the Issuer subsequent to the Prior Schedule 13D and not as a result of any transactions by any Reporting Person, the Reporting Persons collectively beneficially own less than five percent of the outstanding Common Shares. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Amendment No. 1 is incorporated by reference in its entirety into this Item 5.

(a)-(b)	As of the date hereof, (i) ABE Investments LLC holds 10,179,880 Common Shares, representing approximately 3.54% of the outstanding Common Shares, (ii) FF-VIIP holds 401,050 Common Shares, representing approximately 0.14% of the outstanding Common Shares, (iii) FF-VII holds 3,343,240 Common Shares, representing approximately 1.16% of the outstanding Common Shares, (iv) FF-VIIE holds 29,240 Common Shares, representing approximately 0.01% of the outstanding Common Shares, (v) FFG holds 382,357 Common Shares, representing approximately 0.13% of the outstanding Common Shares, and (vi) FFGP holds 24,660 Common Shares, representing approximately 0.01% of the outstanding Common Shares.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, (i) FF-VIIM may be deemed to beneficially own in the aggregate 3,773,530 Common Shares, representing approximately 1.31% of the outstanding Common Shares, (ii) FFGM may be deemed to beneficially own in the aggregate 407,017 Common Shares, representing approximately 0.14% of the outstanding Common Shares, and (iii) Mr. Thiel may be deemed to beneficially own in the aggregate 14,360,427 Common Shares, representing approximately 4.99% of the outstanding Common Shares.

The percentage of the outstanding Common Shares that may be deemed to be beneficially owned by the Reporting Persons is based on 287,686,199 Common Shares outstanding as of February 17, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 21, 2023.

The Reporting Persons do not affirm the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder, and neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(c)	No transactions in the Issuer’s Common Shares were effected by the Reporting Persons during the past 60 days.

(d)	Except as otherwise described in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Shares on or prior to February 17, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2023	ABE Investments LLC

	By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Authorized Person

The Founders Fund VII Principals Fund, LP

	By:	The Founders Fund VII Management, LLC, its General Partner

	By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Managing Member

The Founders Fund VII, LP

	By:	The Founders Fund VII Management, LLC, its General Partner

	By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Managing Member

The Founders Fund VII Entrepreneurs Fund, LP

	By:	The Founders Fund VII Management, LLC, its General Partner

	By:	/s/ Peter Thiel
Name: Peter Thiel
	Title:	Managing Member

The Founders Fund VII Management, LLC

	By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Managing Member

The Founders Fund Growth, LP

	By:	The Founders Fund Growth Management, LLC, its General Partner

	By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Managing Member

The Founders Fund Growth Principals Fund, LP

By:	The Founders Fund Growth Management, LLC, its General Partner

By:	/s/ Peter Thiel
Name:	Peter Thiel
Title:	Managing Member

The Founders Fund Growth Management, LLC

By:	/s/ Peter Thiel
Name: Peter Thiel
Title: Managing Member

/s/ Peter Thiel
Peter Thiel